March 2012

Pricing Supplement No. 47 Registration Statement No. 333-169119 Dated March 16, 2012 Filed pursuant to Rule 424(b)(3)

INTEREST RATE STRUCTURED INVESTMENTS

Capped and Floored Fixed-To-Floating Rate Notes due March 21, 2022
Based on 3-Month USD LIBOR
As further described below, interest will accrue and be payable on the notes quarterly, in arrears, at a rate of (i) Years 1 and 2: 4.00% per annum, (ii) Years 3-5: at a variable rate equal to 3-Month USD LIBOR plus 2.00%, subject to a minimum interest rate of 2.25% per annum and a maximum interest rate of 5.00% per annum, (iii) Years 6-8: at a variable rate equal to 3-Month USD LIBOR plus 2.00%, subject to a minimum interest rate of 3.00% per annum and a maximum interest rate of 6.00% per annum, (iv) Years 9-10: at a variable rate equal to 3-Month USD LIBOR plus 2.00%, subject to a minimum interest rate of 4.00% per annum and a maximum interest rate of 7.00% per annum. All payments on the notes, including the repayment of principal, are subject to the creditworthiness of Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.

SUMMARY TERMS
Issuer:	Barclays Bank PLC
Principal amount:	$5,296,000
Issue price:	$1,000 per note
Original trade date:	March 16, 2012
Original issue date:	March 21, 2012
Maturity date:	March 21, 2022
Interest rate type:	Regular Floating Rate
Day count convention:	30/360
Reference asset/Reference rate:	LIBOR (Designated LIBOR Page: Reuters: LIBOR01)
Index maturity:	3 months
Interest rate:

For each Interest Period commencing on or after the Original Issue Date, to but excluding March 21, 2014: the Initial Interest Rate
For each Interest Period commencing on or after March 21, 2014, the interest rate per annum will be equal to the Reference Rate as determined on the applicable Interest Determination Date plus the Spread, subject to the applicable Minimum Interest Rate and applicable Maximum Interest Rate as set forth below.

Initial interest rate:	4.00%
Spread:	2.00%
Maximum interest rate:

From and including March 21, 2014, to but excluding March 21, 2017: 5.00% per annum
From and including March 21, 2017, to but excluding March 21, 2020: 6.00% per annum
From and including March 21, 2020, to but excluding the Maturity Date: 7.00% per annum

Minimum interest rate:

From and including March 21, 2014, to but excluding March 21, 2017: 2.25% per annum
From and including March 21, 2017, to but excluding March 21, 2020: 3.00% per annum
From and including March 21, 2020, to but excluding the Maturity Date: 4.00% per annum

Payment at maturity:

The payment at maturity per Note will be the stated principal amount plus accrued and unpaid interest. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any payment at maturity or on any interest payment date, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Business day:	New York; London.
Business day convention:	Following, Unadjusted
Interest payment dates:	☐ Monthly, ☒ Quarterly, ☐ Semi-Annually, ☐ Annually,

payable in arrears on the 21st day of each March, June, September and December, commencing on June 21, 2012 and ending on the Maturity Date.
Interest period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date.

Interest reset dates:	For each Interest Period commencing on or after March 21, 2014, the first day of such period.
Interest determination dates:	Two London Business Days prior to the relevant Interest Reset Date.
Settlement:	DTC; Book-entry; Transferable.
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
CUSIP:	06738KV99
ISIN:	US06738KV996
Listing:	We do not intend to list the Notes on any U.S. securities exchange or quotation system.
Calculation agent:	Barclays Bank PLC

Commissions and issue price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note	100%	1.75%	98.25%
Total	$5,296,000	$92,680	$5,203,320

(1)

Barclays Capital Inc. will receive commissions from the Issuer equal to 1.75% of the principal amount of the notes, or $17.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Smith Barney LLC.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Prospectus dated August 31, 2010
Prospectus Supplement dated May 27, 2011

See “Additional Terms of the Notes” on page 3 of this pricing supplement. The Notes will have the terms specified in the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011 and this pricing supplement. See “Risk Factors” on page 5 of this pricing supplement and “Risk Factors” beginning on page S-6 of the prospectus supplement for risks related to investing in the Notes.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Barclays Capital Inc.

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Additional Terms of the Notes

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated August 31, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement together with the documents listed below, contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors in connection with your investment in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:
http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus supplement dated May 27, 2011:
http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations, are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

During the first and second years following the original issue date, interest on the Notes will accrue and be payable on the Notes quarterly, in arrears, at 4.00% per annum, and thereafter, during the floating interest rate periods, interest on the Notes will accrue and be payable on the Notes quarterly, in arrears, at a rate equal to 3-Month USD LIBOR plus the applicable Spread, subject to the applicable Minimum Interest Rate per annum and the applicable Maximum Interest Rate per annum. All payments on the Notes are subject to the creditworthiness of Barclays Bank PLC.

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Risk Factors

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors and to invest in the Notes only after you and your advisors in connection with your investment in the Notes.

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Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any payment at maturity or on any interest payment date, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the Notes.

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Reference Rate / Interest Payment Risk—Because the Interest Rate on the Notes (after the initial period during which a fixed Initial Interest Rate is payable) is a floating rate, you will be exposed to risks not associated with a conventional fixed-rate debt instrument. These risks include fluctuation of the applicable Reference Rate and the possibility that, for any given Interest Period, you may receive a lesser amount of interest than for one or more prior Interest Periods. We have no control over a number of matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, interest rates have been volatile, and volatility also could be characteristic of the future. In addition, the floating Interest Rate for the Notes may be less than the floating rate payable on a similar Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

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Maximum Interest Rate—Since a Maximum Interest Rate is specified on the cover page hereof, the Interest Rate on the Notes for the relevant Interest Periods (on or after any applicable date specified on the cover page hereof) will be limited to the specified Maximum Interest Rate. As a result, in the event that the Interest Rate otherwise calculated for any applicable Interest Period exceeds the Maximum Interest Rate, your interest payment for the relevant Interest Period will reflect the Maximum Interest Rate, and you will lose the benefit of any interest payment that would have been payable had such Maximum Interest Rate not been applicable.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions may be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. In performing these duties, the economic interests of our affiliates are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital

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Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including

o	the time to maturity of the Notes;
o	volatility of the level of the Reference Rate
o	actual or anticipated changes in the level of the Reference Rate
o	interest and yield rates in the market generally;
o	a variety of economic, financial, political, regulatory or judicial events; and
o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Hypothetical Interest Rate and Interest Payment Calculations

As described above, after the initial Interest Periods for which the Initial Interest Rate is payable, the effective per annum Interest Rate payable on the Notes on each Interest Payment Date will be a floating rate calculated as described above. The following illustrates the process by which the Interest Rate and interest payment amount are determined for a hypothetical Interest Period where a floating rate applies.

While the steps described below would be followed for any Notes issued hereunder, the examples provided below are for illustrative purposes only and do not, and do not purport to, describe all payment possibilities for the Notes.

Step 1: Determine the value of the Reference Rate for the Interest Period.

For each Interest Period commencing on or after March 21, 2014, a per annum value for the Reference Rate is determined on the relevant Interest Reset Date by observing the applicable Reference Rate on the Interest Determination Date relating to that Interest Reset Date. For further information concerning the Interest Determination Dates for the Reference Rate, see “Interest Mechanics—How Floating Interest Rates Are Reset” in the prospectus supplement.

Step 2: Calculate the per annum Interest Rate for the Interest Period by applying the Spread, while taking into account any Maximum Interest Rate and any Minimum Interest Rate for that Interest Period.

For each Interest Period commencing on or after March 21, 2014, once the Calculation Agent has determined the value of the Reference Rate, the Calculation Agent will then determine the per annum Interest Rate for that Interest Period by first adding the Reference Rate and the Spread and then assessing the sum relative to the applicable Maximum Interest Rate and the applicable Minimum Interest Rate. The per annum Interest Rate for that Interest Period will be the sum of the Reference Rate and the Spread unless such sum is greater than the applicable Maximum Interest Rate or less than the applicable Minimum Interest Rate.

If the sum of the Reference Rate and the Spread is greater than the applicable Maximum Interest Rate, the per annum Interest Rate for that Interest Period will be the applicable Maximum Interest Rate.

If the sum of the Reference Rate and the Spread is less than the applicable Minimum Interest Rate, the per annum Interest Rate for that Interest Period will be the applicable Minimum Interest Rate.

The following examples illustrate how the Interest Rate for the particular Interest Period where a floating rate applies would be calculated. The following examples assume an applicable Minimum Interest Rate of 3.00% and an applicable Maximum Interest Rate of 6.00%.

Example 1:	The per annum Interest Rate equals the Reference Rate plus the Spread.

Based on a hypothetical Reference Rate equal to 3.00% and a Spread of 2.00%, the Interest Rate would be equal to 5.00% (the Reference Rate plus the Spread).

Example 2:	The per annum Interest Rate equals the Minimum Interest Rate.

Based on a Minimum Interest Rate of 3.00% (in the applicable interest period), and assuming a hypothetical Reference Rate equal to 0.50% and a Spread of 2.00%, the Interest Rate (without taking the Minimum Interest Rate into account) would equal 2.50% (the Reference Rate plus the Spread). However, because of the Minimum Interest Rate of 3.00%, the per annum Interest Rate for the relevant Interest Period would instead be equal to the Minimum Interest Rate of 3.00%.

Example 3:	The per annum Interest Rate equals the Maximum Interest Rate.

Based on a Maximum Interest Rate of 6.00% (in the applicable interest period), and assuming a hypothetical Reference Rate equal to 5.00% and a Spread of 2.00%, the Interest Rate (without taking the Maximum Interest Rate into account) would equal 7.00% (the Reference Rate plus the Spread). However, because of the Maximum Interest Rate of 6.00%, the per annum Interest Rate for the relevant Interest Period would instead be equal to the Maximum Interest Rate of 6.00%.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the effective interest rate for that Interest Period by multiplying the per annum Interest Rate determined for that

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Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.

Reference Rate

“LIBOR” as described in the accompanying prospectus supplement section entitled “Reference Assets—LIBOR” with an index maturity of 3 months and an index currency of U.S. dollars and as displayed on Reuters Page LIBOR01.

Historical Information

The following graph sets forth the historical percentage levels of the Reference Rate for the period from January 1, 2000 to March 16, 2012. The historical levels of the Reference Rate do not reflect the spread that will apply to the interest that accrues on the notes for the applicable interest periods during the floating interest rate periods, and should not be taken as an indication of its future performance. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

United States Federal Income Tax Treatment

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.

Based on forward rates for the applicable Reference Rate as of the date of this pricing supplement, we intend to treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement (including the original issue discount provisions described thereunder). Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

However, if the applicable Reference Rate on the original issue date is different than the forward rates as of the date of this pricing supplement indicate, we may treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for

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U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. If we treat the Notes as contingent payment debt instruments, any gain recognized on a sale, upon maturity, or on any other disposition of the Notes will be treated as ordinary income, and the timing, character, and amount of income that you are required to include with respect to the Notes may otherwise be different than if we treated the Notes as variable rate debt instruments. You may contact Director — Structuring, Investor Solutions Americas, at (212) 412-1101, on or after the original issue date, to determine whether we, in fact, will treat the Notes as contingent payment debt instruments.

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments, any original issue discount, and any gain realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be required to disclose information about their Notes on IRS Form 8938—”Statement of Specified Foreign Financial Assets” if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

Non-U.S. Holders

Barclays currently does not withhold on interest payments to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on such payments at a 30% rate, unless non-U.S. holders have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8. In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Supplemental Plan of Distribution

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any, are taken. The Agent will receive commissions from the Issuer equal to 1.75% of the principal amount of the notes, or $17.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Smith Barney LLC.

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this pricing supplement, which will be the third business day following the original trade date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement.

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